Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
1. DSP Group Ltd.	Israel
2. Nihon DSP K.K.	Japan
3. RF Integrated Systems, Inc.	Delaware, U.S.
4. DSPG Edinburgh Ltd.	Scotland
6. DSP R&D Ireland Ltd.*	Ireland
7. DSP Group Switzerland AG	Switzerland
8. DSPG Technologies GmbH	Germany
9. DSP Group HK Limited	Hong Kong
10. DSP Technology Indian Private Limited	India

*	In liquidation as of December 31, 2009.